UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 10, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

Issued by Harmony Gold Mining Company Limited
4 October 2007
For more details contact:

Graham Briggs Acting Chief Executive	Amelia Soares Investor Relations General Manager	Lizelle du Toit Investor Relations Officer	For the comprehensive set of results please visit www.harmony.co.za

on +27(0)83 265 0274	on +27(0)82 654 9241	on +27(0)82 465 1244
or	or		JSE: HAR HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Johannesburg, Wednesday 4 October 2007. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that it has secured a R2 billion debt facility with Nedbank Limited.
The loan was used to settle a short-term loan of R500 million. The majority of the funds will be employed in capital expenditure at the Hidden Valley project in Papua New Guinea.
Graham Briggs, acting chief executive says, “We are delighted to have secured this facility as it will ensure that the Hidden Valley project is completed as previously announced.” ends.
Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188 www.harmony.co.za NYSE : HMY JSE : HAR

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 10, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director